Norske Skog

Skogn, 2002-11-06

United States Securities and Exchange Commission
Washington DC 20549

USA

02055965

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 18 2002
WASH. D.C.
155

Information - file 82-5226

Please find enclosed copy of documents sent to Oslo Stock Exchange, November 6, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

SUPPL

Enclosure: Messages sent to Oslo Stock Exchange November 6, 2002

dlw 11/25

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226

Norske Skog

PRESS RELEASE

Norske Skog 3rd quarter:

Strong Norwegian krone and weak markets affect result.

Norske Skog had a weak result in the third quarter, as expected, mainly owing to the strength of the Norwegian krone, coupled with weak markets. Operating result for the quarter was NOK 312 million and was NOK 1,474 million for the first nine months this year. The pre-tax result for the quarter was minus NOK 62 million bringing the year to date result to NOK 858 million. The third quarter result after tax and minority interests was NOK 182 million (NOK 1.38 per share), reflecting the booking as income of a tax set aside connected with earlier acquisitions. For the January-September period, the result per share after tax was NOK 5.96.

The improvement programme of NOK 700 million, started at the turn of the year, is going ahead according to plan. There is still no clear signs of increased demand on the world market, so Norske Skog is putting into effect further cost-cutting measures via its announced "Improvement 2003" programme. By doing so, Norske Skog intends to achieve a lasting improvement in competitiveness and profitability. The aim is to cut costs by NOK 2 billion by the end of 2004, of which NOK 1 billion shall be achieved during 2003.

CEO Jan Reinås: "Despite weaker results, our debt is now down to the same level as our equity capital, and equity capital ratio stands at 40 per cent. This is in line with the Company's long-term financial goals. Norske Skog is now moving from growth and restructuring to focusing fully on improved competitiveness in our core area, publication paper."

Operating earnings in the period January-September 2002 reached NOK 17.4 billion. Net cash flow from operations was NOK 2.7 billion, corresponding to NOK 20.79 per share. In making comparisons with last year, it must be recalled that NorskeCanada, with significant minority shares, was in its entirety consolidated in the Group accounts up to August 28, 2001. In January-September 2002 NorskeCanada is included as an affiliated company, with Norske Skog holding an ownership stake of 30.6%.

Norske Skog's balance sheet is improving steadily. So far this year the Company has reduced net interest-bearing debt by NOK 4 billion, and nearly NOK 1.4 billion of this has been achieved in the third quarter. Equity capital at the end of the period was NOK 18.8 billion, corresponding to NOK 141 per share and equity capital ratio of 40 per cent.

Health and safety efforts at Norske Skog are showing good results. The improvement in the trend of injuries at work continued in the third quarter. At the end

of the quarter, on a rolling 12-months basis, the H-factor stood at 5.1, against 9.3 at the end of last year.
Norske Skog Europe has shown a particularly favourable trend – to an H-factor of 5.9 at the end of the third quarter, from 12.5 at the end of last year.

In Europe, demand for newsprint during January-September was 8 per cent lower than in the same period of 2001. Price levels were stable. Demand for magazine paper was largely unchanged from last year.

Because of the weak market, Norske Skog Europe carried out temporary production shut-downs that had reached a total of 397,000 tonnes by the end of the third quarter. Further production curbs will be needed in the fourth quarter.

In South America, the crisis in Argentina aggravated the economic recession. That led to a further decline in newsprint consumption in 2002. The result trend was affected by a significant weakening of the Brazilian currency relative to the USD and the Norwegian krone.

In Australasia, the Company newsprint is sold-out for the rest of 2002. That provides for satisfactory, stable activity. In 2000, ten-year volume contracts were concluded with the largest customers in Australia and New Zealand. From July, the newsprint price was adjusted downward by 7 per cent in Australia.

In Asia, there is high activity in several markets, and PanAsia (50 per cent owned by Norske Skog) maintained a strong result, with high margins. This was primarily due to good demand in Korea, where the newsprint market continues to be good, even after the end of the World Cup. Prices have been stable. In September, the largest newsprint suppliers in Asia announced a price increased of USD 50 per tonne in certain markets.

In North America, demand for NorskeCanada's products is satisfactory. An increase of USD 50 per tonne in the newsprint price, announced in August, will probably be fully implemented during the 4th quarter. There is still uncertainty about future economic developments in the US.

Forestia AS, in which Norske Skog has a ownership stake of 90 per cent, is now being completely reorganised. The goal is an immediate improvement in results of NOK 50 million, to bring the company up to an acceptable level of return.

Future prospects on publication paper markets did not improve significantly during the third quarter. Norske Skog still sees no clear signs of an upswing for the Company's products on the most important markets. This means that demand - particularly for newsprint - will continue to be weak during the 4th quarter, although some seasonal improvement is expected.

Norske Skog assumes that the next few quarters will also be affected by weak markets and a strong Norwegian krone, and it is strengthening its cost-cutting measures and the extraction of synergies, in order to compensate for lower earnings. By increasing efficiency and through structural measures, Norske Skog will secure a lasting improvement in its competitiveness and profitability.

Oxenøen, November 6, 2002
NORSKE SKOG
Corporate Communication

For further information:
Financial market:
CFO Jan Kildal, phone: +47 67 59 90 00
Vice President Investor Relations Jarle Langfjæran,
phone: +47 67 59 93 38/ +47 909 78 434
Manager Investor Relations Rune Gjessing: phone +47 67 59 90 73/ +47 901 52 614

Media:
Senior Vice President Corporate Communication Hanne Aaberg:
phone +47 67 59 90 29/+47 913 51 681

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	July-Sept 02	July-Sept 01	Jan-Sept 02	Jan-Sept 01	2001
Operating revenue	5 815	6 940	17 389	23 736	30 354
Operating expenses	-4 681	-4 919	-13 385	-17 048	-21 935
Operating Earnings before Depreciation	1 134	2 021	4 004	6 688	8 419
Depreciation and amortisation	-822	-773	-2 530	-2 484	-3 323
Operating Earnings	312	1 248	1 474	4 204	5 096
Earnings from affiliated companies	-54	-7	-225	37	16
Financial items	-320	-322	-391	-1 048	-1 376
Other items	0	4	0	-47	158
Earnings before taxation	-62	923	858	3 146	3 894
Taxation	247	-275	-64	-1 014	-1 234
Net earnings	185	648	794	2 132	2 660
The minority's share of net earnings	3	20	6	170	166
The majority's share of net earnings	182	628	788	1 962	2 494

Balance sheet

NOK million	30.09.2002	30.09.2001	31.12.2001
Intangible fixed assets	4 468	3 553	4 549
Operational fixed assets	32 322	29 014	36 889
Long-term receivables and affiliated companies	2 743	4 192	3 979
Fixed assets	39 533	36 759	45 417
Inventory	2 178	2 122	2 172
Receivables	3 576	3 630	4 525
Short term investments	1 027	3 042	1 769
Liquid assets	879	718	2 389
Current assets	7 660	9 512	10 855
Total assets	47 193	46 271	56 272
Paid in equity	8 409	8 409	8 404
Retained earnings	10 212	11 142	10 917
Shareholders' equity	18 621	19 551	19 321
Minority interests	167	237	205
Deferred taxes	2 481	1 488	3 174
Interest-free long-term liabilities and other obligations	897	732	1 003
Interest bearing long-term liabilities	20 051	19 476	25 811
Interest free current liabilities	4 108	3 457	5 591
Interest bearing current liabilities	868	1 330	1 167
Total liabilities and shareholders' equity	47 193	46 271	56 272

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	**July-Sept 02**	July-Sept 01	**Jan-Sept 02**	Jan-Sept 01	**2001**
Europe					
Newsprint	**1 912**	2 152	**5 633**	6 634	**8 850**
Magazine paper	**1 651**	1 276	**4 800**	3 874	**5 369**
Total Europe	**3 563**	3 428	**10 433**	10 508	**14 219**
North America					
Newsprint	-	758	-	3 323	**3 323**
Pulp	-	462	-	2 434	**2 434**
Eliminations	-	-66	-	-302	**-302**
Total North America	-	1 154	-	5 455	**5 455**
South America					
Newsprint	**247**	385	**816**	1 266	**1 784**
Forests	-	40	-	129	**171**
Eliminations	-	-4	-	-13	**-16**
Total South America	**247**	421	**816**	1 382	**1 939**
Australasia					
Newsprint	**911**	1 114	**2 865**	3 035	**4 110**
Pulp	-	-2	-	458	**458**
Eliminations	-	-50	-	-94	**-95**
Total Australasia	**911**	1 062	**2 865**	3 399	**4 473**
Asia					
Newsprint	**698**	561	**2 007**	1 675	**2 434**
Other activities					
Other Industry Norway	**141**	222	**483**	748	**930**
Other revenues	**310**	265	**909**	1 007	**1 389**
Total Other activities	**450**	487	**1 392**	1 755	**2 319**
Staff/Eliminations	**-54**	-173	**-124**	-438	**-485**
Total Group	**5 815**	6 940	**17 389**	23 736	**30 354**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Earnings before Depreciation

NOK million	**July-Sept 02**	July-Sept 01	**Jan-Sept 02**	Jan-Sept 01	**2001**
Europe					
Newsprint	**325**	786	**1 217**	2 408	**3 022**
Magazine paper	**326**	400	**1 058**	1 147	**1 433**
Total Europe	**651**	1 186	**2 275**	3 555	**4 455**
North America					
Newsprint	-	124	-	649	**649**
Pulp	-	9	-	133	**133**
Eliminations	-	-	-	5	**5**
Total North America	-	133	-	787	**787**
South America					
Newsprint	**56**	152	**200**	530	**744**
Forests	-	23	-	65	**81**
Eliminations	-	-	-	-	-
Total South America	**56**	175	**200**	595	**825**
Australasia					
Newsprint	**246**	356	**956**	937	**1 250**
Pulp	-	-5	-	208	**204**
Eliminations	-	-	-	-	-
Total Australasia	**246**	351	**956**	1 145	**1 454**
Asia					
Newsprint	**222**	190	**685**	621	**869**
Other activities					
Pulp	**16**	30	**65**	132	**166**
Other/Eliminations	-	-	-	-	-
Total other activities	**16**	30	**65**	132	**166**
Staff/Eliminations	**-57**	-44	**-177**	-147	**-137**
Total Group	**1 134**	2 021	**4 004**	6 688	**8 419**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	**July-Sept 02**	July-Sept 01	**Jan-Sept 02**	Jan-Sept 01	**2001**
Europe					
Newsprint	**77**	606	**469**	1 854	**2 271**
Magazine paper	**126**	296	**453**	831	**976**
Total Europe	**203**	902	**922**	2 685	**3 247**
North America					
Newsprint	**-**	54	**-**	367	**367**
Pulp	**-**	-27	**-**	-43	**-43**
Eliminations	**-**	-1	**-**	5	**5**
Total North America	**-**	26	**-**	329	**329**
South America					
Newsprint	**-10**	80	**-25**	304	**432**
Forests	**-**	10	**-**	33	**41**
Eliminations	**-**	-	**-**	-	**-**
Total South America	**-10**	90	**-25**	337	**473**
Australasia					
Newsprint	**93**	185	**460**	426	**563**
Pulp	**-**	-5	**-**	167	**162**
Eliminations	**-**	-	**-**	-	**-**
Total Australasia	**93**	180	**460**	593	**725**
Asia					
Newsprint	**139**	126	**447**	462	**616**
Other activities					
Pulp	**1**	15	**21**	79	**98**
Other/Eliminations	**-**	-	**-**	-	**-**
Total other activities	**1**	15	**21**	79	**98**
Staff/Eliminations	**-114**	-91	**-351**	-281	**-392**
Total Group	**312**	1 248	**1 474**	4 204	**5 096**

NORSKE SKOGINDUSTRIER ASA

Production by Product/Area

(1,000 tonnes)	July-Sept 02	July-Sept 01	Jan-Sept 02	Jan-Sept 01	2001
Europe					
Newsprint	**467**	446	**1 417**	1 371	**1 770**
Magazine paper	**313**	211	**928**	637	**847**
Nord America					
Newsprint	-	125	-	559	**559**
Pulp	-	103	-	526	**526**
South America					
Newsprint	**89**	82	**246**	245	**314**
Australasia					
Newsprint	**212**	199	**626**	618	**817**
Pulp	-	0	-	90	**90**
Asia					
Newsprint	**171**	108	**465**	327	**468**
Other activities					
Newsprint	-	4	-	11	**11**
Pulp	-	-	-	-	-
Norske Skog Total:					
Total Newsprint	**939**	964	**2 753**	3 131	**3 939**
Total Magazine paper	**313**	211	**928**	637	**847**
Total printing paper	**1 252**	1 175	**3 681**	3 768	**4 786**
Total Pulp	-	103	-	616	**616**

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**3Q02**	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00
Operating revenue	**5 815**	5 898	5 676	6 618	6 940	8 163	8 633	9 947	7 489
Operating earnings before depreciation	**1 134**	1 468	1 401	1 731	2 021	2 130	2 537	2 364	1 915
Depreciation and amortisation	**822**	842	865	839	773	854	857	884	734
Operating earnings	**312**	626	536	892	1 248	1 276	1 680	1 480	1 181
Earnings before taxation	**-62**	677	243	748	923	869	1 354	836	901
The majority's share of net earnings	**182**	465	141	532	628	536	798	554	498

Quarterly comparison

NOK million	**3Q02**	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00
Operating Revenue									
Europe	**3 563**	3 522	3 348	3 711	3 428	3 643	3 437	3 651	3 314
North America	**0**	0	0	0	1 154	1 930	2 371	2 558	1 599
South America	**247**	264	305	557	421	487	474	574	397
Australasia	**911**	1 000	954	1 074	1 062	1 096	1 241	1 588	1 213
Asia	**698**	691	618	759	561	519	595	719	596
Non-core	**450**	411	531	564	487	585	683	893	788
Staff/Eliminations	**-54**	10	-80	-47	-173	-97	-168	-36	-418
Total Operating Revenue	**5 815**	5 898	5 676	6 618	6 940	8 163	8 633	9 947	7 489
Operating earnings before Depreciation									
Europe	**651**	854	769	900	1 186	1 228	1 141	997	807
North America	**0**	0	0	0	133	148	506	537	300
South America	**56**	45	98	230	175	209	211	238	159
Australasia	**246**	345	365	309	351	340	454	474	423
Asia	**222**	252	211	248	190	202	229	206	183
Other activities	**16**	18	31	34	30	56	46	23	-18
Staff/Eliminations	**-57**	-46	-73	10	-44	-53	-50	-111	61
Total Operating earnings before Depr.	**1 134**	1 468	1 401	1 731	2 021	2 130	2 537	2 364	1 915
Operating earnings									
Europe	**203**	405	313	562	902	932	851	693	540
North America	**0**	0	0	0	26	-31	334	338	191
South America	**-10**	-27	12	136	90	122	125	151	81
Australasia	**93**	174	193	132	180	158	255	265	280
Asia	**139**	177	132	154	126	153	183	155	135
Other activities	**1**	3	17	19	15	38	26	8	-24
Staff/Eliminations	**-114**	-106	-131	-111	-91	-96	-94	-130	-22
Total Operating earnings	**312**	626	536	892	1 248	1 276	1 680	1 480	1 181

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Sept 02	Jan-Sept 01	2001
Net operating margin %	1	**8,5**	17,7	**16,8**
Gross operating margin %	2	**23,0**	28,2	**27,7**
Equity ratio %	3	**39,8**	42,8	**34,7**
Equity ratio excl. minority interests%	4	**39,5**	42,3	**34,3**
Net interest bearing debt		**19 013**	17 046	**22 820**
Net debt/Shareholders' equity incl. minority interests		**1,01**	0,86	**1,17**
Net debt/Shareholders' equity	5	**1,02**	0,87	**1,18**
Earnings per share after taxes		**5,96**	18,05	**20,68**
Earning per share - fully diluted *)	6	**5,96**	18,05	**20,68**
Cash flow per share after taxes		**20,79**	49,35	**58,47**
Cash flow per share - fully diluted *)		**20,79**	49,35	**58,47**

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Statement of cash flow

NOK millon	Jan-Sept 02	Jan-Sept 01	2001
Cash flow from operating activities			
Cash generated from operations	**17 692**	25 006	**31 165**
Cash used in operations	**-13 685**	-18 339	**-22 141**
Cash from net financial items	**-601**	-939	**-1 435**
Taxes paid	**-658**	-364	**-537**
Net cash flow from operating activities	**2 748**	5 364	**7 052**
Cash flow from investment activities			
Investments in operational fixed assets	**-864**	-856	**-1 225**
Sales of operational fixed assets	**20**	16	**26**
Other investments	**125**	240	**286**
Dividend received	**0**	4 372	**4 372**
Net cash from sold shares in subsidiaries	**302**	1 852	**3 075**
Net cash used for acquisition of companies	**-2**	-2 961	**-11 113**
Net cash flow from investment activities	**-419**	2 663	**-4 579**
Cash flow from financial activities			
Net change in long-term liabilities	**-4 438**	-9 504	**-3 420**
Net change in short-term liabilities	**584**	867	**749**
Dividend paid	**-792**	-657	**-671**
New equity	**0**	3 349	**3 327**
Net cash flow from financial activities	**-4 646**	-5 945	**-15**
Translation difference	**-206**	22	**44**
Total change in liquid assets	**-2 523**	2 104	**2 502**

Norske Skog

PRESS RELEASE

Norske Skog starts an extensive improvement programme

Norske Skog has started a comprehensive improvement programme that will increase the company's profitability in the short and long term. 'Improvement 2003' is aimed at boosting results by 2 billion NOK by 2004. One billion NOK of this is the targeted result by the end of 2003.

The improvements will come mainly from cost reductions, and are in addition to the 700 million NOK improvement programme that was started in February 2002.

The downturn in the world's economy is deeper and longer-lasting than what we anticipated earlier this year. This has influenced the market demand for paper and Norske Skog's results to a great extent. In addition, the strong Norwegian krone has had a negative affect on our overall margins. Therefore, it is important to initiate vigorous efforts to strengthen the company's results.

Through various acquisitions over the last few years, Norske Skog has grown to be a global company with production facilities on five continents. At the same time, 40 business units have been sold, allowing Norske Skog to focus on its core business, publication papers.

'We have a strong cash flow and sound balance sheet coupled with good liquidity and long-term financing. But we need to reduce costs to compensate for strong NOK and weak market conditions. We have to consolidate to improve our competitive position, redefine our culture and change the way we do things to add value and quality', says Norske Skog CEO Jan Reinås.

Goals

Improvements will be implemented as soon as possible. By end 2004, the implementation efforts are to increase Norske Skog's operating results by 2 billion NOK compared with the net results in 2002. Of that, 1 billion NOK is to be realised in 2003. Working capital is set to be reduced by 500 million NOK in 2003.

The programme focuses on the following areas:
- Organization, governance, administration
- Production and maintenance
- Optimisation of sales and logistics
- Mill/machine structure and investments
- Supply/input costs

Involves the whole organisation
All parts of business areas of Norske Skog will be involved in 'Improvement 2003'.

'We must take a critical look at what we do, and how we work and prioritise. There will be considerable changes in the way the company is organised. There will also be downsizing and we have to assess our mill and machine structure. We have to increase our efficiencies by going through every part of the company,' says Jan Reinås. 'With our strong market position in all the important markets in the world, our goal is to streamline and simplify business activities, focusing on our strengths.'

Deputy CEO, Jan Oksum is leading the 'Improvement 2003' programme and is assisted by President, Australasia region, David Kirk. There is an established project team well underway with the task.

All improvements/initiatives are to be started by February, 2003.

Oxenøen, 6 November, 2002

NORSKE SKOG
Corporate Communication

Contact for financial market:
Vice President Investor Relations, Jarle Langfjæran, tel. +47 67 59 93 38 or mobile + 47 909 78 434

Contact media:
Senior Vice President Corporate Communication Hanne Aaberg, tel. + 47 67 59 90 29, mobile + 47 913 51 682